Exhibit 99.10

CONSENT OF EXPERT

To:	United States Securities and Exchange Commission

Re:	Fury of Gold Mines Limited (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2025 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2025 (the “MD&A”).

The undersigned hereby consents to references to the undersigned’s name and involvement in connection with the following technical report (the “Technical Report”) referred to in the Annual Report and the documents incorporated by reference therein:

“Preliminary Economic Assessment of the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” prepared by Maxime Dupéré, P.Geo, Sarah Dean, P.Geo., William van Breugel, P. Eng., Henri Gouin, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P.E. of SGS Geological Services with an effective date of August 25, 2025.

and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, and the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, and the MD&A.

Dated the 31 day of March, 2026

/S/ Sarah Dean
Sarah Dean, P.Geo